Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX February 17, 2025

IPERIONX AWARDED $47.1M BY THE U.S. DOD TO SECURE U.S. TITANIUM SUPPLY CHAINS

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) is pleased to announce that it has been awarded a contract for up to US$47.1 million in funding by the U.S. Department of Defense (DoD) to strengthen the U.S. Defense Industrial Base by accelerating development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain.

This strategic partnership represents a combined investment of US$70.7 million between IperionX and the DoD to fund a two-phase development program over a two-year period. The agreement aims to strengthen U.S. titanium production capabilities, supporting national security and economic resilience.

As part of the initial phase, the DoD has obligated US$5 million through the Industrial Base Analysis and Sustainment (IBAS) program and IperionX will contribute US$1 million, to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals.

The remaining US$42.1 million awarded under the contract is expected to be obligated by the DoD over the duration of the agreement, with the funds to be applied to facilitating vertical integration and increased titanium production capacity at IperionX’s Titanium Manufacturing Campus in Virginia.

Anastasios (Taso) Arima, IperionX CEO said:

“This award is a pivotal moment in IperionX’s mission to re-shore the U.S. titanium industry. For too long, American industry has been reliant on foreign-controlled supply chains for this critical high-strength metal. IperionX’s proprietary technologies, combined with the Titan Project, offer a pathway for a resilient end-to-end U.S. titanium supply chain. We are proud to be selected by the DoD as a key partner in strengthening U.S. industrial and defense capabilities.”

Titanium is a critical material for the aerospace, defense, automotive, space, and consumer industries, but its high cost and reliance on foreign supply chains have limited its broader adoption. IperionX’s Hydrogen-Assisted Metallothermic Reduction (HAMR™) and Hydrogen Sintering and Phase Transformation (HSPT™) technologies provide a pathway to produce low-cost, high-performance titanium.

In 2023, DoD conducted market research to identify “practical alternatives to the current import-dominated supply chain for high-purity titanium sponge and titanium alloy metals.” DoD stated “the ideal solution will domestically mine, process, and refine ore, and recycle scrap titanium” to produce titanium products while providing “clear benefits regarding material quality and cost” and improving “process energy efficiency when compared to current methods (i.e., the Kroll or Hunter processes).”

This effort led DoD to issue a competitive solicitation in 2024, seeking proposals from industry to improve resiliency in the titanium supply chain. The objective of DoD’s solicitation was to “domestically source titanium through innovative processes” to produce titanium to meet U.S. military demand. Having been selected for award, IperionX’s proposal demonstrated a unique end-to-end solution to reshore the U.S. titanium supply chain.

This funding from the DoD’s IBAS program reflects the Trump Administration’s priority to secure domestic critical minerals and metals supply chains and to ensure resilient U.S. manufacturing capabilities.

IperionX’s mineral-to-metal titanium supply chain will support advanced U.S. industries by delivering a low-cost, scalable and resilient solution. IperionX looks forward to working closely with the DoD and industry partners to execute on this landmark initiative.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Contract Details

IperionX has been awarded a contract for up to US$47.1 million to strengthen the U.S. Defense Industrial Base. The parties to the contract are IperionX and the United States of America (US Government). This contract represents a combined total investment of up to US$70.7 million to fund a two-phase development program over a 24-month period, with the US Government to fund $47.1 million and IperionX to fund $23.6 million.

For the initial phase, the US Government has obligated $5 million and IperionX will contribute $1 million, with the funds to be applied to Titan Project feasibility studies. The remaining $42.1 million awarded under the contract is expected to be obligated by the US Government over the duration of the agreement, with the funds to be applied to facilitating vertical integration and increased titanium production capacity at IperionX’s Virginia Titanium Manufacturing Campus. The US Government reserves the right to not fund the projects based on technical progress, US Government needs, and availability of funding. Either party may terminate the contract at any time.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.